EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended March 31,
	2013	2012

Profit	$141	$120

Add:
Provision for income taxes	43	46

Profit before income taxes	$184	$166

Fixed charges:
Interest expense	$191	$204
Rentals at computed interest*	1	1

Total fixed charges	$192	$205

Profit before income taxes plus fixed charges	$376	$371

Ratio of profit before income taxes plus fixed charges to fixed charges	1.96	1.81

*Those portions of rent expense that are representative of interest cost.